UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

GALERA THERAPEUTICS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

36338D108

(CUSIP Number)

April 19, 2024

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No. 36338D108	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yair Schneid
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,823,610 Shares (1)
6.	SHARED VOTING POWER

None
7.	SOLE DISPOSITIVE POWER

10,823,610 Shares (1)
8.	SHARED DISPOSITIVE POWER

None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,823,610 Shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.90%
12.	TYPE OF REPORTING PERSON

IN

(1)	Based on 54,392,170 shares outstanding as of March 28, 2024 as reported on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

CUSIP No. 36338D108	13G/A	Page 3 of 5 Pages

ITEM 1	(a) NAME OF ISSUER: Galera Therapeutics Inc.

ITEM 1	(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

45 Liberty Blvd., Suite 230, Malvern, Pennsylvania 19355

ITEM 2	(a) NAME OF PERSON FILING: Yair Schneid

ITEM 2	(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1 Wood Lane, Suffern, NY 10901

ITEM 2	(c) CITIZENSHIP: USA

ITEM 2	(d) TITLE OF CLASS OF SECURITIES: Common Shares, $0.001 par value per share

ITEM 2	(e) CUSIP NUMBER: 36338D108

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4	OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 10,823,610 Shares (1)

(b) PERCENT OF CLASS: 19.90% (1)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

10,823,610 Shares (1)

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

10,823,610 Shares (1)

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 36338D108	13G/A	Page 4 of 5 Pages

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 36338D108	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2024
(Date)

/s/ Yair Schneid
(Signature)

Yair Schneid
(Name/Title)